Exhibit 99.1

Baijiayun Group Ltd Announces Fiscal Year 2022 Financial Results of BaiJiaYun Limited, Its Wholly-owned Subsidiary

•	Revenues of BaiJiaYun Limited grow by 65% as real-time video communications solutions see high adoption, penetrate new vertical markets

BEIJING, China, January 20, 2023 — Baijiayun Group Ltd (“Baijiayun” or the “Company”) (Nasdaq: RTC), a video-centric technology solution provider with core expertise in SaaS/PaaS solutions, today announced the financial results for the fiscal year ended June 30, 2022 of BaiJiaYun Limited, its wholly-owned subsidiary.

Financial Highlights for the Fiscal Year Ended June 30, 2022 of BaiJiaYun Limited

•	Total revenues increased by 65.5% year over year to $68.6 million for FY 2022
•	Selling and marketing expenses as a percentage of total revenues decreased from 15.8% for FY 2021to 10.8% for FY 2022
•	Net loss was $12.6 million for FY 2022 as compared to net income of $3.6 million for FY 2021
•	Non-GAAP net loss[1] was $1.7 million for FY 2022 compared to non-GAAP net income of $3.6 million for FY 2021
•	Non-GAAP adjusted EBITDA[1] was negative $5.5 million for FY 2022 compared to positive $2.6 million for FY 2021

“We delivered blistering revenue growth last fiscal year, benefiting from our differentiated value proposition as a one-stop video technology solutions provider in China,” commented Mr. Gangjiang Li, chairman and CEO of the Company.

“We have built industry-leading proprietary Real-Time Communications (RTC) video capabilities as the core of our competitive advantages. Our cloud-based network architecture provides one of the highest compatibility, availability, and scalability of video-centric solutions in China. This technology enables our customers to benefit from ultra-low latency, high-concurrency capacity, and data security in real-time interactions.

1 Non-GAAP net income/(loss) and non-GAAP adjusted EBITDA are non-GAAP financial measures. See section entitled “Use of Non-GAAP Financial Measures” for information on how BaiJiaYun Limited defines and calculates its non-GAAP financial measures. A reconciliation of such non-GAAP financial measures to the most directly comparable GAAP measures is set forth at the end of this press release.

“In the future, we will continue to focus on further enhancing the functionality of our platform, cultivating multiple vertical markets, and developing AI-enabled services while improving the customer experience to seize greater market share in the fast-growing video cloud total solutions marketplace. Real-time video represents the future of scalable communications across a wide range of use cases, including education, sales, leadership and training, healthcare, customer service, and R&D and technology collaboration. We believe that we have the opportunity to build an industry-leading platform while transforming the way that people learn, collaborate, heal, and work,” Mr. Li concluded.

Operating Highlights for the Fiscal Year Ended June 30, 2022 of BaiJiaYun Limited

•	To take advantage of the rapid growth of the video cloud solutions industry in China, the Company formed a new strategic pattern to comprehensively develop three main business lines, with video-centric software-as-a-service (SaaS) and platform-as-a-service (PaaS) solutions as the foundation. This platform is bolstered by cloud and software related solutions and AI and system solutions to deliver total solution to the customers and increase customer stickiness.
•	Baijiayun has successfully expanded its service scope from audio and video SaaS /PaaS services focused on the education sector to a wide range of additional industries, including finance, medical services, automotive, and IT.
•	Expansion into new vertical markets and uses cases has driven the explosive business growth. The total number of customers of BaiJiaYun Limited reached 2,830 as of June 30, 2022, representing an increase of 17.7% compared with June 30, 2021.
•	For BaiJiaYun Limited, in FY 2022, the total number of user visits to live-streaming large-class courses reached 70.1 million, the total duration of such live streaming courses exceeded 4.3 million hours, and the cumulative viewing time of such live streaming courses was 70.6 million hours, representing a year-over-year increase of 21.6%, 12.7%, and 24.3%, respectively.

Mr. Yi Ma, president of the Company, added, “From our inception in 2017, we have delivered standardized and customized solutions to 2,830 customers of all sizes and across industries through June 30, 2022. Our deep understanding of digital transformation in various verticals and our superb track record of delivering reliable, high-quality video experiences to customers have enabled us to establish a foothold in important new massive markets, including financial services and public education. To meet the demands of these customers for security and data privacy, we have increased the contribution of our private cloud solutions and AI embedded in hardware components, both of which have a higher delivery cost and compressed our margins in FY 2022. Over time, we believe that this strategic investment will provide us with a first-mover advantage and enable us to earn attractive returns as an industry leader.

“Our one-stop vertically integrated approach as a comprehensive video technology solutions provider will enhance our value propositions to our customers in solving their pain points in video technology applications, speeding deployments, reducing costs, and improving efficiency and scalability through intelligent automation.”

Fiscal Year 2022 Financial Results of BaiJiaYun Limited

Revenues

Total revenues were $68.6 million in FY 2022, representing an increase of 65.5% from $41.4 million in FY2021, primarily due to acquisition of new customers and expansion of solutions and services offerings.

BaiJiaYun Limited breaks down its total revenues into three main categories:

•	SaaS/PaaS solutions
•	Cloud-related services
•	AI solution services

The increase in total revenues was due to 1) a 46.8% increase in the revenues from SaaS/PaaS solutions to $31.3 million in FY 2022 from $21.3 million in FY 2021 due to an increased number of customers and new vertical markets, 2) a surge in customized platform development services from nil in FY 2021 to $10.3 million in FY 2022, and 3) a 43.7% increase in the revenues from AI solution services to $25.1 million in FY 2022 from $17.5 million in FY 2021 resulting from increasing customer demand to integrate AI-enabled devices and applications with real-time communications solutions.

Cost of Revenues

Cost of revenues was $50.2 million in FY 2022, a significant increase compared to $22.9 million recorded in FY 2021, primarily due to a significant increase in AI solutions cost and software development and customization costs associated with the growth of private cloud-related services and AI solution services, along with the increase in SMS cost.

Gross Profit and Gross Margin

Gross profit remained stable at $18.5 million and $18.4 million in FY 2021 and FY 2022, respectively. Gross profit margin decreased from 44.7% in FY 2021 to 26.9% in FY 2022, primarily due to 1) the introduction of customized platform development services, which had a relatively lower profit margin, 2) the decrease in gross profit margin of AI solution services from 29.5% in FY 2021 to 23.9% in FY 2022 as hardware products were purchased and integrated into AI and system solutions projects, and 3) an increase in the percentage of revenues contributed by SMS solutions, which has a relatively low gross profit margin.

Operating Expenses

Total operating expenses increased significantly to $35.2 million in FY 2022 from $16.1 million in FY 2021.

•	Selling and marketing (S&M) expenses were $7.4 million in FY 2022, representing an increase of 12.8% from $6.5 million in FY 2021. S&M expenses included $1.0 million of share-based compensation expenses in FY 2022 to incentivize its sales and marketing personnel as compared to nil in FY 2021. General staff compensation for sales and marketing personnel increased from $3.8 million in FY 2021 to $4.5 million in FY 2022 as a result of the expansion of its sale team to accommodate business growth. As a percentage of total revenues, the sales and marketing expenses decreased from 15.8% in FY 2021 to 10.8% in FY 2022.

•	General and administrative (G&A) increased significantly to $14.8 million in FY 2022 from $3.7 million in FY 2021. G&A expenses included $2.0 million of share-based compensation expenses to our management and employees in recognition of their continued services as compared to nil in the prior fiscal year. BaiJiaYun Limited recorded bad debt expenses of $7.8 million in FY 2022 versus $0.6 million in FY 2021. The bad debt expenses were a result of increasing accounts receivables due to the negative impacts from China’s restrictive zero-Covid policy in 2022 and entry into market segments where customers often face payment delays. BaiJiaYun Limited remains optimistic that most of these receivables will eventually be collected as business practices normalize now that COVID restrictions are being lifted in China.
•	Research and development (R&D) expenses increased significantly to $13.0 million in FY 2022 from $5.8 million in FY 2021. R&D expenses included $6.3 million of share-based compensation expenses to motivate its R&D personnel as compared to nil in FY 2021. BaiJiaYun Limited expects that share-based compensation expenses will move to a moderate level in the future following the completion of the going-public transaction.

Operating Income/(Loss)

Operating loss was $16.8 million in FY 2022 as compared to operating income of $2.4 million in FY 2021. The operating margin decreased from 5.8% in FY 2021 to (24.5%) in FY 2022, reflecting the decrease in gross margin, and increases in share-based compensation expenses and bad debt expenses.

Income Tax Benefits/(Expenses)

Income tax benefits were $1.6 million in FY 2022 as compared to income tax expenses of $0.3 million in FY 2021.

Net Income/(Loss)

Net loss was $12.6 million in FY 2022 as compared to net income of $3.6 million in FY 2021.

Non-GAAP net loss was $1.7 million in FY 2022 compared to non-GAAP net income of $3.7 million in FY 2021.

Basic and diluted loss per share was $0.38 in FY 2022, compared to $0.04 in FY 2021.

Financial Outlook for the Fiscal Year 2023 of BaiJiaYun Limited

Based on currently available information, BaiJiaYun Limited expects total revenues for the fiscal year ending June 30, 2023 to be between $90 million and $103 million, and expects to return to profitability under non-GAAP measures with non-GAAP net income of between $5 and $7 million. This outlook reflects the current and preliminary views of BaiJiaYun Limited on the market and operational conditions, and is subject to various changes and uncertainties, including but not limited to the impact of the COVID-19 pandemic.

Use of Non-GAAP Financial Measures of BaiJiaYun Limited

BaiJiaYun Limited has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net income/(loss) and non-GAAP adjusted EBITDA. BaiJiaYun Limited uses these non-GAAP financial measures internally in analyzing its financial results and for financial and operational decision-making purposes. BaiJiaYun Limited believes that such non-GAAP financial measures provide useful information to investors and others about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the consolidated financial statements of BaiJiaYun Limited prepared in accordance with GAAP. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the data of BaiJiaYun Limited. A reconciliation of the historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the table captioned “Reconciliation of GAAP to Non-GAAP Measures” included at the end of this press release, and investors are encouraged to review the reconciliation.

Definitions of the non-GAAP financial measures of BaiJiaYun Limited included in this press release are presented below.

Non-GAAP Net Income/(Loss)

BaiJiaYun Limited defines non-GAAP net income/(loss) as net income/(loss) adjusted to exclude share-based compensation expenses and reverse acquisition related expenses.

Non-GAAP Adjusted EBITDA

BaiJiaYun Limited defines non-GAAP adjusted EBITDA as net income/(loss) before interest income, income tax benefits/(expenses), depreciation and amortization expenses, exchange gain/(loss), investment income/(loss), gain/(loss) from equity method investments, other income, net and amortization of internally developed software, and adjusted to exclude the effects of share-based compensation expenses and reverse acquisition related expenses.

Change of Fiscal Year End and Auditor

The board of directors of the Company approved a change of fiscal year end from December 31 to June 30 upon completion of the transaction between BaiJiaYun Limited and Fuwei Films (Holdings) Co., Ltd. On January 12, 2023, the Company appointed MaloneBailey, LLP (“MaloneBailey”) as its independent registered public accounting firm for the fiscal year ending June 30, 2023. The appointment of MaloneBailey was made after a careful and thorough evaluation process, and was approved by the board and its audit committee. MaloneBailey succeeds Shandong Haoxin Certified Public Accountants Co., Ltd. (“Shandong Haoxin”), the Company’s previous independent registered public accounting firm. The Company’s decision to change its auditor was not the result of any disagreement between the Company and Shandong Haoxin on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The Company is working closely with Shandong Haoxin and MaloneBailey to ensure a seamless transition.

Safe Harbor Statement

This press release contains certain "forward-looking statements." These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the parties' perspectives and expectations, are forward-looking statements. The words "will, " "expect, " "believe, " "estimate, " "intend, " "plan" and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management's current expectations and include known and unknown risks, uncertainties, and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company's estimates as of the date of this press release, and subsequent events and developments may cause the Company's estimates to change.

The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the documents that the Company has filed or furnished or may file or furnish with the U.S. Securities and Exchange Commission, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

About Baijiayun Group Ltd

Baijiayun is a video-centric technology solution provider with core expertise in SaaS/PaaS solutions. Baijiayun is committed to delivering reliable, high-quality video experiences across devices and localities and has grown rapidly since the inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun offers a wealth of video-centric technology solutions including Video SaaS/PaaS, Video Cloud and Software, and Video AI and System Solutions. Baijiayun is catered to the evolving communications and collaboration needs of enterprises of all sizes and industries, which makes Baijiayun a one-stop video-centric technology solution provider.

The following financial statements are derived from Form-20 F to be filed with US Securities and Exchange Commission (SEC) by the Company.

BAIJIAYUN LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts in US$ thousands, except for share and per share data)

	For the Years Ended June 30,
	2022	2021
Revenues	$68,600	$41,449
Cost of revenues	(50,168)	(22,921)
Gross profit	18,432	18,528

Operating expenses
Selling and marketing expenses	(7,379)	(6,539)
General and administrative expenses	(14,781)	(3,746)
Research and development expenses	(13,048)	(5,806)
Total operating expenses	(35,208)	(16,091)

(Loss) income from operations	(16,776)	2,437

Interest income, net	51	316
Investment income	768	777
Gain (loss) from equity method investments	581	(4)
Other income, net	1,118	465
(Loss) Income Before Income Taxes	(14,258)	3,991

Income tax benefit/(expenses)	1,638	(342)

Net (Loss) Income	(12,620)	3,649
Less: Net income (loss) attributable to non-controlling interests	195	192
Net (Loss) Income attributable to BaiJiaYun Limited	(12,815)	3,457
Accretion of convertible redeemable preferred shares	(3,865)	(3,029)
Deemed dividends to convertible redeemable preferred shareholders	—	(2,085)
Net income attributable to BaiJiaYun Limited’s preferred shareholders	—	—
Net (Loss) attributable to BaiJiaYun Limited’s ordinary shareholders	$(16,680)	$(1,657)

Net (Loss) Income	$(12,620)	$3,649
Other comprehensive (Loss) Income
Foreign currency translation adjustments	(294)	(334)
Comprehensive (Loss) Income	(12,914)	3,315
Less: Comprehensive income (loss) attributable to non-controlling interests	195	192
Comprehensive (loss) income available to BaiJiaYun Limited	(13,109)	3,123
Accretion of convertible redeemable preferred shares	(3,865)	(3,030)
Deemed dividends to convertible redeemable preferred shareholders	—	(2,085)
Net income attributable to BaiJiaYun Limited’s preferred shareholders	—	—
Comprehensive (loss) income attributable to BaiJiaYun Limited’s ordinary shareholders	$(16,974)	$(1,991)

Weighted average number of ordinary shares outstanding used in computing (loss) earnings per share
Basic and Diluted	44,069,300	41,204,699
(Loss) earnings per share
Basic and Diluted	$(0.38)	$(0.04)

BAIJIAYUN LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in US$ thousands, except for share and per share data)

	As of June 30,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$16,603	$48,295
Restricted cash	8,376	8,865
Short-term investments	7,855	7,788
Notes receivable	108	—
Accounts receivable, net	22,522	9,057
Accounts receivable – related party	96	—
Prepayments	4,008	967
Prepayments – related party	314	329
Inventories	1,832	569
Deferred contract costs	10,024	2,611
Due from related parties	90	564
Prepaid expenses and other current assets, net	3,105	2,095
Total current assets	74,933	81,140

Property and equipment, net	585	367
Intangible assets, net	3,345	554
Operating lease right of use assets	1,328	1,258
Deferred tax assets	2,194	176
Long-term deposits	—	243
Long-term investments	25,012	795
Goodwill	1,145	—
Other non-current assets	366	348
Total non-current assets	33,975	3,741

TOTAL ASSETS	$108,908	$84,881

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Deposit payable	$—	$11,616
Short-term borrowing	149	—
Accounts and notes payable	23,280	8,356
Advance from customers	5,906	5,380
Advance from customers – related parties	269	1,706
Income tax payable	417	21
Deferred revenue	1,001	251
Deferred revenue – related party	64	181
Due to related parties	12,993	488
Operating lease liabilities, current	625	575
Accrued expenses and other liabilities	4,599	4,852
Total current liabilities	49,303	33,426

Deferred tax liabilities	210	—
Operating lease liabilities, noncurrent	551	628

Total Liabilities	50,064	34,054

Mezzanine equity
Series Seed convertible redeemable preferred shares (par value $0.0001 per share, 4,675,347 shares authorized, issued and outstanding as of June 30, 2022 and 2021, respectively)	1,078	1,119
Series A convertible redeemable preferred shares (par value $0.0001 per share, 5,205,637 shares authorized, issued and outstanding as of June 30, 2022 and 2021, respectively)	3,136	3,078
Series A-1 convertible redeemable preferred shares (par value $0.0001 per share, 5,202,768 shares authorized, issued and outstanding as of June 30, 2022 and 2021, respectively)	6,592	6,500
Series A-2 convertible redeemable preferred shares (par value $0.0001 per share, 3,540,046 shares authorized, issued and outstanding as of June 30, 2022 and 2021, respectively)	4,630	4,514
Series A-3 convertible redeemable preferred shares (par value $0.0001 per share, 3,789,358 shares authorized, issued and outstanding as of June 30, 2022 and 2021, respectively)	4,843	4,715
Series B convertible redeemable preferred shares (par value $0.0001 per share, 11,047,269 shares authorized, issued and outstanding as of June 30, 2022 and 2021, respectively)	23,677	23,076
Series B+ convertible redeemable preferred shares (par value $0.0001 per share, 5,424,746 shares authorized, issued and outstanding as of June 30, 2022 and 2021, respectively)	12,708	12,316
Series C convertible redeemable preferred shares (par value $0.0001 per share, 2,419,909 shares and nil shares authorized, issued and outstanding as of June 30, 2022 and 2021, respectively)	12,206	—
Total Mezzanine Equity	68,870	55,318

Shareholders’ deficit
Ordinary shares (par value $0.0001 per share, 458,694,920 shares authorized, 44,069,300 shares issued and outstanding as of June 30, 2022 and 2021, respectively)	4	4
Additional paid-in capital	5,657	—
Statutory reserve	919	18
Accumulated deficit	(18,411)	(4,695)
Accumulated other comprehensive loss	(276)	(67)
Total shareholders’ deficit attributable to BaiJiaYun Limited	(12,107)	(4,740)

Non-controlling interests	2,081	250

Total shareholders’ deficit	(10,026)	(4,490)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	$108,908	$84,882

BAIJIAYUN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands)

	For the Years Ended June 30,
	2022	2021
Cash Flows From Operating Activities:
Net (loss) income	$(12,620)	$3,649
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expenses	347	128
Amortization of operating lease right of use assets	621	583
Provision for doubtful accounts	7,785	631
Deferred income tax expenses	(2,116)	325
Deemed dividends from disposal of a subsidiary	—	113
Investment income on short-term investments	(768)	(778)
Gain (loss) from equity method investments	(581)	4
Share-based compensation	9,522	—
Changes in operating assets and liabilities:
Accounts receivable, net	(20,343)	(6,777)
Accounts receivable, net - related party	(99)	—
Notes receivable	(68)	—
Prepayments	(3,173)	(221)
Prepayments - related party	3	3
Inventories	(893)	1,130
Deferred contract costs	(7,789)	(2,461)
Due from related parties	231	(388)
Prepaid expenses and other current assets, net	(3,502)	(697)
Long-term deposits	243	(47)
Other non-current assets	(32)	—
Accounts and notes payable	15,761	6,657
Accounts and notes payable - related parties	—	—
Advance from customers	696	(936)
Advance from customers - related parties	(1,428)	1,657
Income tax payable	411	21
Deferred revenue	788	122
Deferred revenue - related party	(114)	169
Operating lease liabilities	(723)	(599)
Accrued expenses and other liabilities	18	2,541
Net cash provided by (used in) operating activities	(17,823)	4,829

Cash Flows From Investing Activities
Acquisition of property, plant and equipment	(544)	(250)
Capitalization of software development cost	(1,467)	(540)
Acquisition of long-term investments	(25,938)	(741)
Purchases of short-term investments	(172,619)	(281,980)
Redemption of short-term investments	173,027	293,337
Business combinations, net of cash acquired	25	—
Net cash provided by (used in) investing activities	(27,516)	9,826

BAIJIAYUN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands)

	For the Years Ended June 30,
	2022	2021

Cash Flows From Financing Activities:
Deposits received from a Series C preferred shareholder	—	11,326
Return of deposits received from a Series C preferred shareholder	(11,820)	—
Payment of deferred offering costs	—	(98)
Contribution from the non-controlling shareholders	—	303
Proceeds from issuance of Series B and Series B+ convertible redeemable preferred shares	—	28,029
Issuance cost in connection with issuance of Series B and Series B+ convertible redeemable preferred shares	—	(303)
Proceeds from issuance of Series C convertible redeemable preferred shares	11,807	—
Loans from related parties	15,049	79
Repayment to a related party	(2,071)	—
Proceeds from short-term borrowing	155	—
Net cash provided by financing activities	13,120	39,336

Effect of exchange rate changes on cash, cash equivalents and restricted cash	39	2,152

Net increase (decrease) in cash, cash equivalents and restricted cash	(32,181)	56,144
Cash, cash equivalents and restricted cash at beginning of the year	57,160	1,016
Cash, cash equivalents and restricted cash at end of the year	$24,979	$57,160

Supplemental Cash Flow Information
Cash paid for interest expense	$417	$78
Cash paid for income tax	53	812

Non-cash Operating, Investing and Financing activities
Operating lease right of use assets obtained in exchange for operating lease liabilities	$739	$953
Remeasurement of operating lease liabilities and right of use assets due to lease modification	1	—
Accretion of convertible redeemable preferred shares	3,865	3,030
Receivables from related parties settled with payables to related parties	240	—
Deemed dividends to convertible redeemable preferred shareholders	—	2,085
Contribution from preferred shareholders in connection with modification of interest rate in the event of redemption	—	102
Issuance of shares in exchange for acquisition of equity interest in controlling subsidiaries	—	3,332
Investment in an equity investee through borrowing from a related party	—	378

BAIJIAYUN LIMITED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

(All amounts in US$ thousands)

	For the Years Ended June 30,
	2022	2021
Revenues	$68,600	$41,449
Cost of revenues	(50,169)	(22,922)
Total operating expenses	(35,208)	(16,091)
(Loss) income from operations	(16,777)	2,436
(Loss) income before income taxes	(14,258)	3,991
Income tax benefit/(expenses)	1,637	(342)
Net (Loss) Income per GAAP	(12,621)	3,649
Interest income	51	316
Income tax benefit/(expenses)	1,637	(342)
Depreciation and amortization expenses	347	128
EBITDA per GAAP	(13,962)	3,803
Cost of revenues - share-based compensation (SBC)	247	—
Selling and marketing expenses - SBC	993	—
General and administrative expenses - SBC	1,977	—
Research and development expenses - SBC	6,305	—
Total share-based compensation expense	9,522	—
Reverse acquisition related expense	1,417	—
Non-GAAP Net Income	(1,682)	3,649
Exchange gain or loss	-	—
Investment income /(loss)	768	778
Gain (loss) from equity method investments	581	(4)
Other income, net	1,118	466
Amortization of internally developed software	—	—
Non-GAAP Adjusted EBITDA	(5,490)	2,563

Investor / Media Contact:

Crocker Coulson

CEO, AUM Media, Inc.

(646) 652 7185

crocker.coulson@aummedia.org

Company Contact:

Yong Fang

CFO, Baijiayun Group Ltd

(267) 939 5080

fangyong@baijiayun.com